REPLICEL LIFE SCIENCES INC.
(the “Company”)
STATEMENT OF EXECUTIVE COMPENSATION
Form 51-102F6V
Statement of Executive Compensation – Venture Issuers

General
“Company” means RepliCel Life Sciences Inc.;
“compensation securities” includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the Company or one of its subsidiaries for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries;
“named executive officer” or “NEO” means each of the following individuals:
(a)
each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief executive officer (“CEO”), including an individual performing functions similar to a CEO;

(b)
each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief financial officer (“CFO”), including an individual performing functions similar to a CFO;

(c)
in respect of the Company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year; and

(d)
each individual who would be a NEO under paragraph (c) but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year;

“plan” includes any plan, contract, authorization or arrangement, whether or not set out in any formal document, where cash, compensation securities or any other property may be received, whether for one or more persons; and
“underlying securities” means any securities issuable on conversion, exchange or exercise of compensation securities.

Director and Named Executive Officer Compensation, Excluding Compensation Securities
The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company or any subsidiary thereof to each NEO and each director of the Company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO or director for services provided and for services to be provided, directly or indirectly, to the Company or any subsidiary thereof for each of the two most recently completed financial years, other than stock options and other compensation securities:
Name and Position	Year	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites(1) ($)	Value of All Other Compensation ($)	Total Compensation ($)
Andrew Schutte(2) President, CEO and Director	2022 2021	Nil Nil	Nil Nil	8,917(3) 14,500	Nil Nil	Nil Nil	8,917 14,500
Simon Ma(4) CFO	2022 2021	Nil Nil	Nil Nil	Nil Nil	Nil Nil	94,000 96,000	94,000 96,000
Dr. Rolf Hoffmann(5) Chief Medical Officer	2022 2021	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Kevin McElwee(6) Chief Scientific Officer	2022 2021	30,000 30,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	30,000 30,000
Ben Austring(7) Corporate Secretary and Chief Operating Officer	2022 2021	14,500 N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A	14,500 N/A
R. Lee Buckler(8) Former President, CEO, Corporate Secretary and Director	2022 2021	220,000(12) 240,000	Nil Nil	833 Nil	Nil Nil	Nil Nil	200,833 240,000
David Hall(9) Chairman and Director	2022 2021	Nil Nil	Nil Nil	17.750 21,750	Nil Nil	Nil Nil	17.750 21,750
Peter Lewis(10) Director	2022 2021	Nil Nil	Nil Nil	14,450 15,500	Nil Nil	Nil Nil	14,450 15,500
Peter Lowry(11) Director	2022 2021	Nil Nil	Nil Nil	16,000 15,250	Nil Nil	Nil Nil	16,000 15,250
Gary Boddington(12) Director	2022 2021	Nil Nil	Nil Nil	16,250 8,083	Nil Nil	Nil Nil	16,250 8,083
(1)
“Perquisites” include perquisites provided to an NEO or director that are not generally available to all employees and that, in aggregate, are: (a) $15,000, if the NEO or director’s total salary for the financial year is $150,000 or less, (b) 10% of the NEO or director’s salary for the financial year if the NEO or director’s total salary for the financial year is greater than $150,000 but less than $500,000, or (c) $50,000 if the NEO or director’s total salary for the financial year is $500,000 or greater.

(2)	Andrew Schutte has been a director of the Company since December 14, 2018 and the President and CEO of the Company since November 28, 2022.
(3)	These fees were paid to Andrew Schutte for his services as a director of the Company.
(4)	Simon Ma has been the CFO of the Company since October 17, 2018.
(5)	Rolf Hoffman has been the Chief Medical Officer of the Company since December 22, 2010.
(6)	Kevin McElwee has been the Chief Scientific Officer of the Company since August 22, 2011.
(6)	Ben Austring has been the Corporate Secretary of the Company since December 30, 2022 and the Chief Operating Officer of the Company since April 21, 2023.
(7)
R. Lee Buckler was the President and CEO of the Company from January 1, 2016 to November 28, 2022 and the Corporate Secretary from June 13, 2016 to November 28, 2022.  He has been a director of the Company since January 1, 2016.

(8)	David Hall has been a director of the Company since December 22, 2010 and the Chairman since January 1, 2016.
(9)	Peter Lewis has been a director of the Company since May 27, 2011.
(10)	Peter Lowry has been a director of the Company since December 14, 2018.
(11)	Mr. Boddington has been a director of the Company since June 1, 2021.
(12)	These fees were paid to R. Lee Buckler for his services as the President and CEO of the Company.

Stock Options and Other Compensation Securities
The Company did not grant any compensation securities granted or issued to its directors and NEOs during the year ended December 31, 2022.
As at December 31, 2022:
(a)
Andrew Schutte, the President, CEO and a director of the Company, owned an aggregate of 355,000 compensation securities directly, comprised solely of stock options, each of which are exercisable into one common share of the Company (each, a “Share”). Of these 30,000 are exercisable at a price of $0.43 per Share until July 30, 2025 and 325,000 are exercisable at a price of $0.40 per Share until June 14, 2026;

(b)
Simon Ma, the CFO of the Company, owned an aggregate of 100,000 compensation securities directly, comprised solely of stock options, each of which are exercisable into one Share.  Of these, 50,000 are exercisable at a price of $0.43 per Share until July 30, 2025 and 50,000 are exercisable at a price of $0.40 per Share until June 14, 2026;

(c)
Ben Austring, the Corporate Secretary and Chief Operating Officer of the Company, owned 50,000 compensation securities directly, comprised solely of stock options, each of which are exercisable into one Share at a price of $0.40 per Share until June 14, 2026;

(d)
Rolf Hoffman, the Chief Medical Officer of the Company, owned an aggregate of 150,000 compensation securities directly, comprised solely of stock options, each of which is exercisable into one Share. Of these, 75,000 are exercisable at a price of $0.43 per Share until July 30, 2025 and 75,000 are exercisable at a price of $0.40 per Share until June 14, 2026;

(e)
R. Lee Buckler, the former President and CEO of the Company and a current director of the Company, owned an aggregate of 640,000 compensation securities directly, comprised solely of stock options, each of which is exercisable into one Share. Of these, 400,000 are exercisable at a price of $0.43 per Share until July 30, 2025 and 240,000 are exercisable at a price of $0.40 per Share until June 14, 2026;

(f)
David Hall, the Chairman and a director of the Company, owned an aggregate of 250,000 compensation securities directly, comprised solely of stock options, each of which is exercisable into one Share. Of these, 100,000 are exercisable at a price of $0.43 per Share until July 30, 2025 and 150,000 are exercisable at a price of $0.40 per Share until June 14, 2026;

(g)
Peter Lewis, a director of the Company, owned an aggregate of 125,000 compensation securities, comprised solely of stock options, each of which is exercise into one Share. Of these 50,000 are exercisable at a price of $0.43 per Share until July 30, 2025 and 75,000 are exercisable at a price of $0.40 per Share until June 14, 2026;

(h)
Peter Lowry, a director of the Company, owned an aggregate of 380,000 compensation securities directly, comprised solely of stock options, each of which are exercisable into one Share.  Of these 80,000 are exercisable at a price of $0.43 per Share until July 30, 2025 and 300,000 are exercisable at a price of $0.40 per Share until June 14, 2026; and

(i)	Gary Boddington, a director of the Company, did not own any compensation securities.

Exercise of Compensation Securities by Directors and NEOs
No compensation securities were exercised by directors and NEOs in the year ended December 31, 2022.
Stock Option Plans and Other Incentive Plans
On January 27, 2023, the board of directors of the Company (the “Board”) approved the adoption of a 10% Rolling Stock Option Plan (the “Plan”). The Plan replaces the Company’s 2014 Stock Option Plan which was originally adopted by the directors of the Company on April 15, 2014. The purpose of adopting the Plan is to bring the Company’s stock option plan in line with the current policy of the TSX Venture Exchange (the “TSXV”) on Security Based Compensation (Policy 4.4) that was amended on November 24, 2021. The information below is a summary of the Plan and should be read in conjunction with full text of the Plan which is attached as Schedule “A” to the Company’s Information Circular dated January 27, 2023 and filed on the Company’s SEDAR profile at www.sedar.com. Any definitions or capitalized terms used or referenced below have the same meaning attributed to them in the Plan.
The purpose of the Plan is to give to Eligible Persons as additional compensation, the opportunity to participate in the success of the Company by granting to such individuals Options, exercisable over periods of up to ten (10) years as determined by the Board, to buy shares of the Company at a price not less than the Market Price prevailing on the date the Option is granted less applicable discount, if any, permitted by the policies of the Exchanges and approved by the Board. The key terms of the Plan are reflected in the disclosure below.

Administration
The Board shall, without limitation, have full and final authority in their discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan. Except as set forth in certain sections of the Plan and subject to any required prior Exchange approval, the interpretation and construction of any provision of the Plan by the Board shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.
Number of  Shares
The maximum aggregate number of Shares that are issuable pursuant to security based compensation granted or issued under the Plan and all of the Company's other previously established or proposed security based compensation plans (to which the following limits apply under Exchange policies):
(a)
to all Optionees as a group (including for greater certainty Insiders (as a group) shall not exceed 10% of the total number of issued and outstanding Shares on a non-diluted basis at any point in time;

(b)
to Insiders (as a group) in any 12-month period shall not exceed 10% of the total number of issued and outstanding Shares on a non-diluted basis on the Grant Date, unless the Company has obtained the requisite disinterested shareholder approval pursuant to applicable Exchange policies;

(c)
to any one Optionee (including, where permitted under applicable policies of the Exchange, any companies that are wholly owned by such Optionee) in any 12-month period shall not exceed 5% of the total number of issued and outstanding Shares on a non-diluted basis on the Grant Date, unless the Company has obtained the requisite disinterested shareholder approval pursuant to applicable Exchange policies;

(d)	to any one Consultant in any 12-month period shall not exceed 2% of the total number of issued and outstanding Shares on a non-diluted basis on the Grant Date;
(e)
to Investor Relations Service Providers (as a group) in any 12-month period shall not exceed 2% of the total number of issued and outstanding Shares on a non-diluted basis on the Grant Date, and Investor Relations Service Providers shall not be eligible to receive any security based compensation other than Options if the Shares are listed on the TSXV at the time of any issuance or grant; and

(f)	to Eligible Charitable Organizations (as a group) shall not exceed 1% of the total number of issued and outstanding Shares on a non-diluted basis on the Grant Date.

Securities
Each Option entitles the holder thereof to purchase one Share at an exercise price determined by the Board.
Participation
Any directors, officers, Employees, Management Company Employees, Consultants and Eligible Charitable Organizations of the Company and its subsidiaries (collectively “Eligible Persons”).
Option Price
The Option Price under each Option shall be not less than the Market Price on the Grant Date less the applicable discount permitted under the policies of the Exchange.
Exercise Period
The exercise period of an Option will be the period from and including the grant date up to 4:00 p.m. Pacific Time on the expiry date that will be determined by the Board at the time of grant (the “Expiry Date”), provided that the Expiry Date of an Option will be no later than the tenth anniversary of the Grant Date of the Option.
Cessation of Employment
If an Optionee ceases to be an Eligible Person, his or her Option shall be exercisable as follows:
(a) Death or Disability
If the Optionee ceases to be an Eligible Person, due to his or her death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of:
(i)	365 days after the date of death or Disability; and
(ii)	the Expiry Date;

(b) Termination For Cause
If the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, ceases to be an Eligible Person as a result of termination for cause as that term is interpreted by the courts of the jurisdiction in which the Optionee, or, in the case of a Management Company Employee or a Consultant Company, of the Optionee’s employer, is employed or engaged; any outstanding Option held by such Optionee on the date of such termination, whether in respect of Option Shares that are Vested or not, shall be cancelled as of that date.
(c) Early Retirement, Voluntary Resignation or Termination Other than For Cause
If the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company’s retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 90 days (30 days if the Optionee was engaged in Investor Relations Activities) after the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, ceases to be an Eligible Person.
Acceleration Events
If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Board may, upon notifying each Optionee of full particulars of the Offer and subject to the approval of the Exchange with respect to Investor Relations Service Providers, declare all Option Shares issuable upon the exercise of Options granted under the Plan, Vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer. The Board shall give each Optionee as much notice as possible of the acceleration of the Options under this section, except that not less than 5 business days’ notice is required and more than 30 days’ notice is not required.
Amendments
The Board may from time to time, subject to applicable law and to the prior approval, if required, of the shareholders (or disinterested shareholders, if required), Exchange or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan and the Option Agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to an Optionee under the Plan without the consent of that Optionee.

Employment, Consulting and Management Agreements
Consulting Agreement: Andrew Schutte
Pursuant to a consultant agreement, effective November 28, 2022, between Andrew Schutte and the Company, Mr. Schutte serves as President and CEO of the Company and President and CEO of TrichoScience Innovations Inc. for a base salary of CDN$4,000 per month (CDN$48,000 per annum.) At Mr. Schutte’s discretion, until such time that the Company is deemed to be in an adequate financial position, Mr. Schutte intends to accept his compensation in shares for debt. Under the agreement, Mr. Schutte will be eligible to participate in a bonus plan as and when established by the Company and may also be eligible to receive additional Option grants or awards under other equity based incentive plans from time to time.
Consulting Agreement: Simon Ma
The Company entered into a consulting agreement dated effective October 17, 2018 with Simon S. Ma Corporation, a company wholly owned by Simon Ma, the CFO of the Company, pursuant to which Simon Ma provides the Company with financial and accounting services. The Company has agreed to pay Simon S. Ma Corporation a consulting fee of $8,000 plus GST for the term of the consulting agreement, being twelve months after the effective date. The consulting agreement is automatically renewable for twelve months unless either party gives thirty days’ written notice to the other of its intention not to renew the consulting agreement. The consulting agreement may be terminated before its expiry by either party at any time without cause by giving notice to the other party at least thirty days prior to the termination and by the Company, without notice, immediately upon the occurrence of any default by Mr. Ma.
Employment Agreement: Lee Buckler
Pursuant to an employment agreement, effective as of January 1, 2016, between Lee Buckler and the Company, Mr. Buckler served as President, CEO and Corporate Secretary of the Company and President and CEO of TrichoScience Innovations Inc. for a base salary of $240,000 per annum. Under the agreement, Mr. Buckler was eligible to participate in a bonus plan as and when established by the Company, which currently is anticipated to provide for bonuses based on a target bonus of 100 percent of the base salary earned by Mr. Buckler during each fiscal year in accordance with milestones to be established by the Board. Mr. Buckler was entitled to receive a retention bonus where the Company will pay $45,000 on the earlier of April 30, 2016 or 30 days after the Company completed an equity financing with minimum gross proceeds of $3,000,000. Mr. Buckler received the $45,000 bonus during the year ended December 31, 2016.  Mr. Buckler was also be eligible to receive additional Option grants or awards under other equity based incentive plans from time to time. If Mr. Buckler’s employment was terminated for any reason other than for just cause, the Company would pay Mr. Buckler: any unpaid base salary earned but unpaid; a lump sum amount as severance compensation equal to three months of base salary for the first year of employment or a lump sum amount as severance compensation equal to twelve months of base salary after the first year of employment plus an additional two months of base salary for each full year of employment after the initial year up to a maximum of eighteen months of base salary, and a lump sum payment as compensation for the loss of Mr. Buckler’s entitlement to benefits up to a maximum of $100,000. Mr. Buckler resigned as the President and CEO of the Company on November 28, 2022 and his employment agreement terminated on his resignation. Mr. Buckler did not receive any compensation relating to the termination of his employment agreement.

Director's Services Agreement: David Hall
Pursuant to a director's services agreement dated January 1, 2016, Mr. Hall serves as the Chairman and a member of the Board. In consideration, the Company has agreed to pay an annual retainer of $15,000 to serve as the Chairman, an annual retainer of $10,000 to serve as a director, a fee of $1,000 per Board meeting, a fee of $1,000 per Audit Committee meeting and $1,000 per NCCG meeting.
Consulting Agreement: Ben Austring
The Company entered into a consulting agreement dated effective November 1, 2022 with Ben Austring Ltd., a sole proprietorship company wholly owned by Ben Austring, pursuant to which Ben Austring provides the Company with legal advisory services and management of operations services. The Company has agreed to pay Ben Austring a consulting fee of $4,000 plus GST for the term of the consulting agreement, being twelve months after the effective date. The consulting agreement is automatically renewable for twelve months unless either party gives thirty days’ written notice to the other of its intention not to renew the consulting agreement. The consulting agreement may be terminated before its expiry by either party at any time without cause by giving notice to the other party at least thirty days prior to the termination and by the Company, without notice, immediately upon the occurrence of any default by Mr. Austring.
Consulting Agreement:  Kevin McElwee
The Company entered into a consulting agreement dated September 1, 2009, as amended November 1, 2010, effective with Dr. Kevin McElwee, a company wholly owned by Dr. Kevin McElwee, the Chief Science Officer of the Company, pursuant to which Dr. Kevin McElwee provides the Company with scientific expertise in the area of hair biology and cell therapy and research services. The Company has agreed to pay Dr. Kevin McElwee a consulting fee of $250 per hour plus GST for the term of the consulting agreement, being five years after the effective date. The consulting agreement is automatically renewable for five years unless either party gives ninety days’ written notice to the other of its intention not to renew the consulting agreement. The consulting agreement may be terminated before its expiry by either party at any time without cause by giving notice to the other party at least thirty days prior to the termination and by the Company, without notice, immediately upon the occurrence of any default by Dr. Kevin McElwee.

Oversight and Description of Director and NEO Compensation
Compensation Process
The Company appointed a Nominating, Compensation and Corporate Governance Committee (the “NCCG Committee”) in October 2013, which currently is comprised of David Hall, Peter Lewis (Chair) and Peter Lowry.
Among other duties, the NCCG Committee reviews and recommends to the Board for approval, policies relating to compensation of the Company’s executive officers and reviews the performance of the Company’s executive officers and recommend annually to the Board for approval the amount and composition of compensation to be paid to the Company’s executive officers.
When determining the compensation of its officers, the Board considers: (i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Shareholders; and (iv) rewarding performance, both on an individual basis and with respect to operations in general.
Accordingly, the Board relies on a number of factors including such input from the NCCG Committee, and through various discussions and without any formal objectives, criteria or analysis, in determining the compensation of its executive officers, as well as employees and consultants. The NCCG Committee ensures that the total compensation paid to all NEOs and directors is fair and reasonable and is consistent with the Company’s compensation philosophy. The final decision upon compensation is made by the Board.
The NCCG Committee reviews at least annually the corporate goals and objectives of the Company’s executive compensation plans, incentive-compensation and equity based plans and other general compensation plans (collectively, the “Company Plans”) and, if appropriate, recommends that the Board amend these goals and objectives. The NCCG Committee also reviews at least annually the Company Plans in light of the Company’s goals and objectives with respect to such plans, and, if the NCCG Committee deems it appropriate, recommend to the Board the adoption of new, or the amendment of existing, Company Plans.
Goals and Objectives
The overall objective of the Company’s compensation strategy is to offer medium-term and long-term compensation components to ensure that the Company has in place programs to attract, retain and develop management of the highest calibre and has in place a process to provide for the orderly succession of management, including receipt on an annual basis of any recommendations of the CEO, if any, in this regard. The Company currently has medium-term and long-term compensation components in place, such as the Options granted which have expiry dates in 2025 through 2026, respectively. The Company intends to further develop these compensation components. The objectives of the Company’s compensation policies and procedures are to align the interests of the Company’s employees with the interests of the Shareholders. Therefore, a significant portion of the total compensation is based upon overall corporate performance. The Company relies on Board discussion without a formal agenda for objectives, criteria and analysis when determining executive compensation. There are no formal performance goals or similar conditions that must be satisfied in connection with the payment of executive compensation.

The Company directly, or indirectly, through companies managed by NEOs, pays management fees to NEOs. The Company also chooses to grant Options to NEOs and directors to satisfy the long-term compensation component. The Board may consider, on an annual basis, an award of bonuses to key executives and senior management. The amount and award of such bonuses is discretionary, depending on, among other factors, the financial performance of the Company and the position of a participant. The Board considers that the payment of such discretionary annual cash bonuses satisfies the medium-term compensation component. In the future, the Board may also consider the grant of Options to purchase Shares of the Company with longer future vesting dates to satisfy the long-term compensation component.
Executive Compensation Program
Executive compensation is comprised of two elements: base fee or salary and long-term incentive compensation (Options). The Board reviews both components in assessing the compensation of individual executive officers and of the Company as a whole.
Base fees or salaries are intended to provide current compensation and a short-term incentive for executive officers to meet the Company’s goals, as well as to remain competitive within the industry. Base fees or salaries are compensation for job responsibilities and reflect the level of skills, expertise and capabilities demonstrated by the executive officers.
Options are an important part of the Company’s long-term incentive strategy for its officers, permitting them to participate in any appreciation of the market value of the Shares over a stated period of time, and are intended to reinforce commitment to long-term growth and shareholder value. Stock option grants reward overall corporate performance as measured through the price of the Shares and enables executives to acquire and maintain a significant ownership position in the Company. See “Stock Options and Other Compensation Securities” above.
The Company has not retained a compensation consultant or advisor to assist the Board in determining compensation for any of the Company’s directors or officers. Given the Company’s current stage of development, the Company has not considered the implications of the risks associated with the Company’s compensation practices. The Company has not adopted any policies with respect to whether NEOs and directors are permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.
Pension Plan Benefits
The Company does not have any pension, defined benefit, defined contribution or deferred compensation plans in place.